STX

STACKS

Blockstack Network Token Sale

✔ Application complete

Applied on	May 23, 2019
Applied as	[redacted]

Hi CoinList,

Thank you for completing the voucher registration process. This email confirms that you have successfully registered your voucher. Please note, however, that you have not purchased any Stacks Tokens, and you are not obligated to purchase the amount of Stacks Tokens that you indicated during your registration, or any Stacks Tokens at all.

Once the SEC qualifies the token sale, we will notify you about next steps for redeeming your voucher to purchase tokens, which will include reviewing the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com. In the meantime, please stay tuned for updates at stackstoken.com. If you have any questions, please contact support@stackstoken.com.

Thank you for your support, and stay tuned!

Warning about Phishing Attacks

Please be advised that Stacks tokens will be sold only upon qualification by the SEC, and the tokens do not currently trade on any exchange. Official announcement of SEC approval and sale will be through stackstoken.com or other official Blockstack communication channels. Potential investors should be cautious of phishing attacks and false information about our offering from unauthorized parties.

Rule 255 Legend

This communication may be deemed "testing the waters" material under Regulation A under the Securities Act of 1933. We are not under any obligation to complete an offering under Regulation A. We may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering might not be made under Regulation A. We will only be able to make sales after the Securities and Exchange Commission (SEC) has qualified the offering statement that we have filed with the SEC. The information in that offering statement will be more complete than the information we are providing now, and could differ in important ways. You must read the documents filed with the SEC before investing.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement filed by the company with the SEC has been qualified by the SEC. Any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of acceptance given after the date of qualification.

An indication of interest involves no obligation or commitment of any kind.

Any person interested in investing in any offering of Stacks Tokens should review our disclosures and the publicly filed offering statement and the preliminary offering circular that is part of that offering statement at stackstoken.com

Blockstack is not registered, licensed or supervised as a broker dealer or investment adviser by the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA) or any other financial regulatory authority or licensed to provide any financial advice or services.